

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2014

Via E-mail
Judy C. Norris
Senior Vice President and General Counsel
Harland Clarke Holdings Corp.
10931 Laureate Drive
San Antonio, Texas 78249

> **Re:** **Valassis Communications, Inc.**
> **Schedule TO-T Filed by Harland Clarke Holdings Corp.**
> **and V Acquisition Sub, Inc.**
> **Filed January 6, 2014**
> **File No. 005-42356**

Dear Ms. Norris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase, dated January 6, 2014

7. Certain Information Concerning Valassis, page 18

1. Refer to the following sentence on page 18: "The summary information set forth below is qualified in its entirety by reference to Valassis' public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information." Please remove the qualification and confirm that the Offer to Purchase itself includes all of the information required to be disseminated to Valassis security holders.

2.   Refer to the following sentence on page 18: "However, we do not assume any responsibility for the accuracy or completeness of the information concerning Valassis, whether furnished by Valassis or contained in such documents and records, or for any failure by Valassis to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us." You may not disclaim responsibility for your disclosure. Please revise accordingly.

3.   Please revise to disclose all applicable interest rates and to describe the collateral in the case of financing that will be secured. See Item 7 of Schedule TO and Item 1007(d) of Regulation M-A. Please also file the agreements relating to Parent's existing term loan and revolving credit facilities as exhibits to the Schedule TO. See Item 12 of Schedule TO and Item 1016(b) of Regulation M-A.

17. Appraisal Rights, page 47

4.   We note the disclosure stating that a stockholder must deliver the written demand for appraisal of shares "within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9," both of which would occur prior to the consummation of the merger. Please revise to clarify precisely when the consummation of the offer will occur. For instance, clarify whether this means the expiration time, the time the bidder accepts the tendered shares, or the time of settlement.

19. Miscellaneous, page 48

5.   Refer to the following sentence on page 48: "The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction." Please explain to us how limiting participation in this manner is consistent with Exchange Act Rule 14d-10(a)(1). If the bidder is attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law, and that the disclosure does not appear to track the language of that rule. For guidance, refer to Exchange Act Release No. 58597, Section II.G.1 (September 19, 2008).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
      DongJu Song, Wachtell, Lipton, Rosen & Katz